

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Mr. Patrick A. Norton
Chief Executive Officer, President
Harmony Metals, Inc.
330 84th Street, No. 4
Miami, Florida 33141

> **Re:** **Harmony Metals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2010**
> **File No. 333-170408**

Dear Mr. Norton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1. We note your revised disclosure in response to comment six in our letter dated December 3, 2010. Please add similar disclosure to the "Dividend Policy" section of your prospectus.

If a market for our common stock does not develop, shareholders…, page 9

2. We note your response to comment seven in our letter dated December 3, 2010. In this regard we note your revised disclosure in your "Resale of our Shares" section of your prospectus. Please add a similar disclosure but crafted for the nature of the discussion in your "Market for the Shares" disclosure on page 12. In

addition, please add disclosure in this risk factor, and anywhere else in your prospectus you discuss the possible quotation of your shares, regarding how long it may take for your application to be made and your shares to be quoted, and stating that any application filed by a market maker may not be approved.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3. We note that one of your Phase One milestones is completing "selection of [a] "consulting team to execute [your] business." Please describe the activities to be performed by the consultants that you plan to hire.

Liquidity and Capital Resources, page 18

4. We note your statement that you "may be forced to seek a buyer for [y]our business or another entity with which [you] could create a joint venture." Please revise your disclosure to state whether you currently have plans to engage in a merger or sale of your business.

Description of Business, page 21

5. We note your response and revisions in response to comment 24 in our letter dated December 3, 2010. Please revise to provide additional details on how you are and plan to operate as "a socially and environmentally conscious company."

Principal Products, page 22

6. We note your response to comment 26 in our letter dated December 3, 2010. You state that your "mark-up is typically determined by tripling the cost of the base materials; however, management may revise the markup upward or downward as it deems appropriate." Please revise to explain what factors management may consider in determining to revise your pricing up or down as it deems appropriate.

Manufacturing, page 22

7. Please also discuss the role that distributors will have in your business operations.

Involvement in Certain Legal Proceedings, page 26

8. We note your response to comment 31 in our letter dated December 3, 2010. Please augment your disclosure to explain the nature of the events prescribed by Item 401(f). In this regard, we note that the events prescribed are considered those are material to an evaluation of the ability or integrity of your directors or executive officers.

Mr. Patrick A. Norton
Harmony Metals, Inc.
January 10, 2011
Page 3

Summary Compensation Table, page 28

9. As footnote (2) relates to the salary of Mr. Norton rather than a Stock Award, please revise your column header to have the (2) appear in the Salary column rather than the Stock Award column.

    Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Lilyanna Peyser, Staff Attorney at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director